SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360





April 28, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Senior Manager Myung-Kun Kim of IR Team at Samsung Electronics Co., Ltd. at (82) 2-727-7408.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

5/1

RECEIVED
2008 APR 30 P 3:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE



ELECTRONICS

April 28, 2008

Resignation of Representative Directors

Representative Director Kun-Hee Lee and Representative Director Hak-Soo Lee of Samsung Electronics resigned on April 28, 2008.

Details

Representative Directors before resignation: Kun-Hee Lee, Jong-Yong Yun, Hak-Soo Lee, Yoon-Woo Lee, and Doh-Seok Choi

Representative Directors after resignation: Jong-Yong Yun, Yoon-Woo Lee, and Doh-Seok Choi

END